SEMGROUP CORPORATION
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, OK 74136-4231
(918) 524-8100
September 21, 2017
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-2521

Attn: Mr. H. Roger Schwall

Re:        SemGroup Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 1-34736
Dear Mr. Schwall:
This letter sets forth the response of SemGroup Corporation (the “Company,” “we,” “our” or “us”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission in its comment letter dated September 11, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
For your convenience, we have repeated in italics the Staff’s comment exactly as given in the Comment Letter and set forth below such comment our response.
Customer Concentration, page [5]4
1. In your response, you indicate that you could “promptly replace [the Shell Trading contracts] on substantially similar terms.” We are unable to locate comparable language in the Form 10-K. Revise your filing to include such disclosure or file the form of monthly contract with Shell Trading as an exhibit.
Response: To address the comment above, we propose adding in our future filings the following underlined language if the Shell Trading (US) Company contracts continue to warrant customer concentration disclosure:

Customer Concentration
Shell Trading (US) Company accounted for more than 10% of our consolidated revenues for the [period] ended [date], at approximately [___]%. The contracts from which our revenues are derived from this customer relate to our crude marketing operations and are for crude oil purchases and sales at market prices. We are not substantially dependent on such contracts and believe that if we were to lose any or all of these contracts, they could be readily replaced under substantially similar terms.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 524-8100.
Sincerely,
/s/ William H. Gault
William H. Gault
Secretary

cc:	Anuja Majmudar, U.S. Securities and Exchange Commission
Robert J. Melgaard, Conner & Winters, LLP